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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*

                       United Shipping & Technology, Inc.
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                                (Name of Issuer)

                          Common Stock, $.004 par value
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                         (Title of Class of Securities)

                                    911498103
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                                 (CUSIP Number)

                             Michael W. Schley, Esq.
                     Larkin, Hoffman, Daly & Lindgren, Ltd.
                             1500 Wells Fargo Plaza
                            7900 Xerxes Avenue South
                           Bloomington, MN 55431-1194
                                 (952) 835-3800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP NO. 911498103                     13D                PAGE  2  OF  4  PAGES
          ---------                                             ---    ---

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1        NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
         (entities only)

         Richard Neslund and Mabeth Neslund
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
                         OF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States.
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                             7   SOLE VOTING POWER

                                 5,404,137 shares of common stock, 336,770 of
        NUMBER OF                which are represented by warrants to purchase
                                 common stock and 3,181,800 of which are
                                 represented by 159,090 shares of Series F
                                 Convertible Preferred stock convertible into
                                 3,181,800 shares of common stock
                            ----------------------------------------------------
          SHARES             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH
                            ----------------------------------------------------
        REPORTING            9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                  5,404,137 shares of common stock, 336,770 of
                                 which are represented by warrants to purchase
                                 common stock and 3,181,800 of which are
                                 represented by 159,090 shares of Series F
                                 Convertible Preferred stock convertible into
                                 3,181,800 shares of common stock
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,404,137 shares of common stock, 336,770 of which are represented by warrants to purchase common stock and 3,181,800 of which are represented by 159,090 shares of Series F Convertible Preferred stock convertible into 3,181,800 shares of common stock
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         26.1%
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14       TYPE OF REPORTING PERSON*
                         IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

The name of the issuer is United Shipping & Technology, Inc. (the "Issuer") and the address of its principal office is 7803 Glenroy Road, Suite 200, Bloomington, Minnesota, 55439. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Persons (as defined herein) beneficially own 5,404,137 shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

(a). This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

(b).   Richard Neslund and Mabeth Neslund
       15210 Wayzata Boulevard
       Wayzata, MN  55391

(c). Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc. is 15210 Wayzata Boulevard, Wayzata, Minnesota 55391.

(d). Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).  Both of the Reporting Persons are citizens of the United States.


                                Page 3 of 4 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds, $1,750,000

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest. The Reporting Persons do not have any specific plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale or transfer of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws or instruments corresponding thereto, the listing of the Issuer's securities, a class of equity securities becoming eligible for termination of registration, or similar actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a). As of October 5, 2001, the Reporting Persons beneficially own 5,404,137 shares of common stock, 336,770 of which are represented by warrants to purchase common stock and 3,181,800 of which are represented by 159,090 shares of Series F Convertible Preferred stock convertible into 3,181,800 shares of common stock. These shares represent 26.1% of the common stock of the Issuer.

(b). The Reporting Persons have the sole power to vote or to direct the vote of 5,404,137 shares of common stock, 336,770 of which are represented by warrants to purchase common stock and 3,181,800 of which are represented by shares of Series F preferred stock convertible into common stock.

(c). The Reporting Persons beneficially acquired 3,455,237 shares of common stock on October 5, 2001 from the Issuer through a private placement of 159,090 shares of Series F Preferred Stock (convertible into 3,181,800 shares of common stock) and 273,437 Common Stock purchase warrants. Following the purchase, the Reporting Persons beneficially owned 5,404,137 shares of common stock, 336,700 of which are represented by warrants to purchase common stock and 3,181,800 of which are represented by 159,090 shares of Series F Convertible Preferred stock convertible into 3,181,800 shares of common stock.

(d).   Not applicable.

(e).   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2001                                     /s/ Richard Neslund
                                                             -------------------
                                                             Richard Neslund

                                                             /s/ Mabeth Neslund
                                                             -------------------
                                                             Mabeth Neslund


                                Page 4 of 4 pages